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                              December 3, 2020

       Niccolo de Masi
       Chief Executive Officer
       dMY Technology Group, Inc.
       1180 North Town Center Drive
       Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Technology
Group, Inc.
                                                            Revised Schedule
14A
                                                            Filed November 25,
2020
                                                            File No. 001-39232

       Dear Mr. de Masi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Proxy Statement filed November 25. 2020

       Background of the Business Combination, page 149

   1. Please revise to provide more detailed disclosure about your negotiations with Target A.
                                                        Please specify the
proposed deal structures, whether offers were made and, if so, how the amounts were
determined. To the extent you were unable to reach agreement on price or other material terms,
please explain why you were unable to do so. In addition, provide a summary of the
financial, business, and legal due diligence questions that arose during the six-week negotiations.
Finally, if your revised disclosure references reports, appraisals or opinions, please
provide the disclosure required by Item 1015 of Regulation S-K; if your revised disclosure
references projections, please disclose the projections and the underlying assumptions
relating to such projectsions.
 Niccolo de Masi
FirstName LastNameNiccolo
dMY Technology    Group, Inc.de Masi
Comapany3,
December   NamedMY
             2020     Technology Group, Inc.
December
Page 2    3, 2020 Page 2
FirstName LastName
2. We note your response to prior comment 4. Please further revise your discussion of the negotiations that occurred between June 30, 2020 and July 27, 2020 to clarify how the parties initial negotiating positions' differed on the material terms of the primary and ancillary documents. Please include in your disclosure descriptions of the substance of meetings and calls that took place during the relevant period, including the key terms that were discussed, significant issues, if any, that developed, and how these issues were resolved. In this regard, we believe it is insufficient to merely state that you were focused on driving value or satisfying regulatory requirements, or that drafts were exchanged, or to itemize (without further discussion) topics that were raised in negotiations. Your revised disclosure should ensure that investors are able to understand how the terms of the deal evolved during negotiations and why.
Rush Street Interactive, LP Financial Statements
Report of Independent Registered Public Accounting Firm, page F-33

3. Please make arrangements with your auditors to have them revise their report to indicate their audit was conducted in accordance with the standards of the Public Company
         Accounting Oversight Board (United States), rather than just their auditing standards.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at (202) 551-3319 or Rufus Decker at
(202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at
(202) 551-3222
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Joel Rubinstein